SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 01)



Del Laboratories, Inc.
(Name of Issuer)

Common Stock $1.00 Par Value Per Share
(Title of Class of Securities)



245091103
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


January 27, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.




CUSIP No. 339099103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC
	I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
   00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

 NONE (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 339099103

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
	I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)



(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

None (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None  (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 339099103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.
	I.D. NO.  13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)



(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   00 - Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None   (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

None   (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 339099103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
	I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE   (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   NONE   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No. 339099103

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Advisers, Inc.	                                      		I.D. NO.
13-4008049
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00 - Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

 None  (Item 5)

8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

 NONE   (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  NONE      (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 339099103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners Inc.
I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 339099103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
	I.D. NO.  13-4007862


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
  New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 339099103
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 00 - Funds of Family Partnership

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		This Amendment No. 1 to Schedule 13D on the Common Stock of Del Laboratories, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on July 19, 2004. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for
Lynch Corporation ("Lynch") and Lynch Interactive Corporation
("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form
Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC
("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company,
Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive. Those of the
foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		Gabelli Partners makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of
Gabelli Securities International Limited ("GSIL"). GSIL provides investment
advisory services to offshore funds and accounts.   GSIL is an investment
advisor of Gabelli International Gold Fund Limited, Gabelli European
Partners, Ltd., and Gabelli Global Partners, Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended
("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The
Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund,
Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The
Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global
Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund,
Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The
Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value
Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund,
The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli
Dividend and Income Trust, and The Gabelli Global Utility & Income Trust (collectively, the "Funds"), which are registered investment companies.
		Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm Fund.
		The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.
		MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
		Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Interactive and a substantial shareholder of Lynch.
		Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GBL, and the Chief Investment Officer for each of the Reporting Persons other than Lynch. Gabelli Partners is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group. Gabelli Partners, GBL, GAMCO, and Gabelli & Company are New York
corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 5.		Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
                              (a) As a result of the Issuer's merger with DLI
Acquisition Corp. Holding Corp., an affiliate of Kelso & Company, the Reporting Persons no longer have beneficial ownership of any shares.
	(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) The Reporting Persons ceased to be beneficial owners of any shares on January 27, 2005.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	January 28, 2005

MARIO J. GABELLI
MJG ASSOCIATES, INC.




By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GABELLI ADVISERS, INC.





By:/s/ James E. McKee
	James E. McKee
	Secretary



GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Executive Vice President


Schedule I
                                                                  Information
with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Vincent J. Amabile

Mario J. Gabelli

Business Consultant
Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by
Gabelli Funds, LLC; Chief Executive Officer of
Lynch Interactive Corporation.

Charles C. Baum
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

Arnold M. Reichman
Business Consultant

Marc J. Gabelli
President of Gabelli Group Capital Partners,
Inc.; Chairman of Lynch Corporation

Matthew R. Gabell
Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

Mario J. Gabelli
Marc J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer

President Henry Kiernan
Vice President, Chief Financial Officer and
Secretary

Gabelli Asset Management Inc.
Directors:


Edwin L. Artzt




               Raymond C.
Avansino, Jr.

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli


               John D.
Gabelli


See above


Senior Vice President



	John C. Ferrara
See below



	Karl Otto Pohl (1)




              Robert S.
Prather





              Frederic V.
Salerno


              Vincent S.
Tese




               Alan C.
Heuberger

Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319


Former Vice Chairman and Chief Financial Officer
Verizon Communications

Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Cascade Investment LLC
2365 Carillon Point
Kirkland, WA 98033

Officers:

	Mario J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

Douglas R. Jamieson

Henry G. Van der Eb

Michael R.
Anastasio, Jr.

President and Chief Operating Officer

Senior Vice President

Vice President and Chief Financial Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz,
II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson

              Michael R.
Anastasio, Jr.
Executive Vice President and Chief Operating
Officer

Vice President and Chief Financial Officer

               Stephen M.
DeTore


General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	James E. McKee
Secretary



Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.

               Douglas R.
Jamieson

               F. William
Scholz, II

See above

President and Chief Operating Officer

See above




Officers:


	Douglas R. Jamieson

               Michael R.
Anastasio

               James E. McKee
See above

Vice President and Chief Financial Officer

Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.



Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds



               James E. McKee
Secretary


Lynch Corporation,
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

Directors:





              E. Val Cerutti

Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

Avrum Gray



              Marc J. Gabelli

              John C. Ferrara


              Anthony R.
Pustorino

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman

President and Chief Executive Officer


Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:





            John C. Ferrara
See above




	Eugene Hynes
Secretary and Treasurer



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	 Daniel Lee




               Morris Berkowitz





               John C. Ferrara
Chairman and Chief Executive Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway, Suite 1800
Las Vegas, Nevada 89109

Consultant
Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580


See above







Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer

               John A. Cole

Vice President, Corporate Development
Secretary and General Counsel
	(1) Citizen of Germany